Exhibit 4.16

ENGLISH SUMMARY OF THE LOAN AGREEMENT
(ORIGINAL LANGUAGE – HEBREW)

BY AND BETWEEN

POINTER (EDEN TELECOM GROUP) LTD.

AND

NEXUS TELOCATION SYSTEMS LTD.

Dated November 16, 2004
(the “Agreement”)

Description: Loan Amount: Term and Interest:	Loan Agreement pursuant to which Nexus Telocation
Systems Ltd. shall loan Pointer (Eden Telecom
Group) Ltd. ("Pointer") NIS 3,916,536 in
connection with certain infrastructure and
equipment expenses.

NIS 3,916,536.

Interest repayments and repayments of the
principal shall be repaid on a pro rata basis
with the loans of Pointer with its other
shareholders, following the repayment of the $2
million convertible loan made from Egged Holdings
Ltd. to Pointer in connection the purchase by
Pointer of certain activities and assets of
Shagrir Towing Services Ltd. and its subsidiary,
Shagrir (1985) Ltd..

Interest under the loan shall be payable at a
rate of 4% per year, commencing February 28, 2005.